

July 16, 2010

Via U.S. Mail

John B. Hofman
President, Secretary, and Treasurer
Grote Molen, Inc.
322 West Griffith Road
Pocatello, Idaho 83201

> **RE: Grote Molen, Inc.**
> **Amendment No. 1 to the Registration Statement on Form 10/A**
> **Filed July 13, 2010**
> **File No. 000-53979**

Dear Mr. Hoffman:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to the Registration Statement on Form 10/A

Consolidated Statements of Operations, page F-5

1. We note that for the quarterly period ended March 31, 2010 you had a foreign currency gain of $19,172. Please tell us in detail what this gain relates to and why you had no foreign currency gains or losses in other reporting periods.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Paul Fischer, Attorney-Adviser, at 202-551-3415 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director

cc: Via facsimile to 801-214-9701
        Mark N. Schneider, Esq.